SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐ Preliminary Proxy Statement ☒ Definitive Proxy Statement ☐ Definitive Additional Materials ☐ Soliciting Material Pursuant to Rule 14a-12	☐ Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

EXAR CORPORATION

(Name of Registrant as Specified in its Charter)

GWA INVESTMENTS, LLC

GWA MASTER FUND, L.P.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:
(2)	Aggregate number of securities to which transaction applies:
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4)	Proposed maximum aggregate value of transaction:
(5)	Total fee paid:

☐     Fee paid previously with preliminary materials.

☐     Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount previously paid:
(2)	Form, Schedule or Registration Statement No.:
(3)	Filing Party:
(4)	Date Filed:

ANNUAL MEETING OF STOCKHOLDERS OF

EXAR CORPORATION

_________________________

PROXY STATEMENT OF

THE GWA ENTITIES

_________________________

This proxy statement and the enclosed GOLD proxy card are being furnished to you, the stockholders of EXAR CORPORATION (“Exar” or the “Company”), in connection with the solicitation of proxies by GWA Investments, LLC and GWA Master Fund, L.P. (together with their affiliates, including the managing member of GWA Investments, LLC and the general partner of GWA Master Fund, L.P., GWA Capital Partners LLC, the “GWA Entities” or “GWA”) for use at the 2005 annual meeting of stockholders of Exar, and at any adjournments, postponements or reschedulings thereof (the “2005 Annual Meeting”).

GWA is proposing and soliciting proxies in support of a slate of three nominees, referred to as the GWA nominees (the “GWA Nominees”), to stand for election to the Board of Directors at the 2005 Annual Meeting. The GWA nominees are Guy W. Adams, Richard L. Leza, Sr., and Pete Rodriguez and they will be standing for election in opposition to the nominees of the Board of Directors.

Based upon a review of the Company’s corporate records we originally believed that there were two positions on the Board of Directors open for election at the 2005 Annual Meeting. However, in the Company’s Annual Report on Form 10-K, as amended and filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2005, the Company indicated that there are three positions on the Board of Directors open for election at the 2005 Annual Meeting. The directors elected to these positions will serve until the 2008 annual meeting of stockholders and until their respective successors are duly elected.

GWA URGES YOU TO VOTE “FOR” THE GWA NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

As discussed in more detail under the heading “Election of Directors” in this proxy statement, stockholders who vote on the GOLD proxy card furnished by GWA will be able to vote for the election of the three GWA Nominees. The GWA Nominees, if elected, will constitute a minority of the members of the Board of Directors and accordingly, if the full Board of Directors is present at a meeting, the GWA Nominees, by themselves, will not be able to cause any action to be taken or not to be taken by the Board of Directors.

GWA is also soliciting proxies for a stockholder proposal to urge the Board of Directors to take the necessary steps to declassify the Board and to require that all directors stand for election annually. Pursuant to the proposal, this policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

As discussed in more detail under the heading “Declassification of Board of Directors” in this proxy statement, stockholders who vote on the Gold proxy card furnished by GWA will be able to vote in favor of this proposal.

GWA URGES YOU TO VOTE “FOR” THE PROPOSAL TO URGE THE BOARD OF DIRECTORS TO TAKE THE NECESSARY STEPS TO DECLASSIFY THE BOARD.

The 2005 Annual Meeting is scheduled to be held on October 27, 2005. The record date for determining stockholders entitled to notice of and to vote at the 2005 Annual Meeting has been set at September 9, 2005.

According to the Company’s preliminary proxy statement filed with the SEC on September 22, 2005 (the “Company’s Proxy Statement”), at the close of business on September 8, 2005, the Company had outstanding and entitled to vote 35,169,877 shares of common stock. As of the date of this filing, GWA has the right to vote 250,000 shares of common stock of Exar, which represents voting rights with respect to 0.71% of the issued and outstanding shares.

Information concerning the GWA Entities and the GWA Nominees, who are the participants in this solicitation of proxies (the “Participants”), is provided in this proxy statement under the headings “Election of Directors” and “Information About the Participants” and in Annex A attached hereto.

* * * * * * *

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YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the 2005 Annual Meeting, you are urged to sign and date the enclosed GOLD proxy card and return it in the postage-paid envelope provided. Properly voting the enclosed GOLD proxy card will revoke any proxy previously signed by you. We urge you not to return any proxy sent to you by Exar.

* * * * * * *

The date of this proxy statement is October 3, 2005. GWA intends to mail the proxy statement and the GOLD proxy card to stockholders of Exar shortly after the Company disseminates its definitive proxy statement for the 2005 Annual Meeting.

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THIS SOLICITATION IS BEING MADE BY GWA, AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF EXAR.

If you have any questions concerning this proxy statement or need help voting your shares, please call the firm assisting GWA in its solicitation of proxies:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Call Toll Free: (800) 848-3416

All Others Call Collect: (212) 269-5550

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ELECTION OF DIRECTORS

Exar’s Board of Directors is divided into three classes of directors, with each class serving a three year term. According to the Company’s Proxy Statement, the Company presently has nine directors serving on the Board of Directors and three directors are to be elected at the 2005 Annual Meeting, each to hold office until the 2008 annual meeting of stockholders and thereafter until their respective successors are duly elected.

GWA has nominated three members to stand for election to the Board of Directors, and the incumbent Board of Directors has nominated three nominees to stand for election, referred to as the Exar Nominees.

Accordingly, there will be six nominees (three GWA Nominees and three Exar Nominees) for three director positions on the Board of Directors. Stockholders who vote on the GOLD proxy card furnished by GWA will be able to vote for the three GWA Nominees. Stockholders who use Exar’s proxy card will not be able to vote for any of the GWA Nominees. Accordingly, any stockholder who wishes to vote for the GWA Nominees should vote on GWA’s GOLD proxy card.

The three Exar Nominees are identified in the Company’s Proxy Statement. Any stockholder who wishes to vote for one of the GWA Nominees and for one of the Exar Nominees will be unable to do so on either GWA’s GOLD proxy card or Exar’s proxy card, and may only do so by voting by ballot at the 2005 Annual Meeting. Stockholders who use the GOLD proxy card may vote for or against any GWA Nominee by putting an X in the space provided.

The GWA Nominees are Guy W. Adams, Richard L. Leza, Sr. and Pete Rodriguez. Based on their extensive business and professional experience, we believe that the GWA Nominees are highly qualified to serve as directors of Exar. Each GWA Nominee has consented to serve as a director of Exar if elected and to be named in this proxy statement and in GWA’s other soliciting materials as a GWA Nominee.

Information About the GWA Nominees

Each GWA Nominee has furnished the information about him that is provided in this proxy statement. Additional disclosure regarding the GWA Nominees and the other Participants in our solicitation can be found in Annex A to this proxy statement. Such disclosure includes: the principal place of business and address of each Participant, the amount of Exar common stock beneficially owned by each Participant, each Participant’s transactions in Exar’s securities during the past two years, a description of any arrangements, transactions or relationships among the Participants, the GWA Nominees and Exar, a description of any legal proceedings involving any GWA Nominee and a statement regarding compliance with Section 16(a) of the Exchange Act by each GWA Nominee.

None of the GWA Nominees is an affiliate of Exar. None of the GWA Nominees nor any of their respective immediate family members is an employee of, or a consultant to, or has any other contractual relationship with Exar. None of the GWA Nominees is or has been a partner of or otherwise employed by any present or former auditor of Exar in the past five years and none of them is an officer of a company of which another GWA Nominee is also a board member. We believe that, when elected, each of the GWA Nominees will be independent for purposes of the audit committee independence requirements of the Sarbanes-Oxley Act of 2002 and the existing Nasdaq listing requirements for audit committees.

Name and Business Address	Age	Present Principal Occupation

Guy W. Adams 55 South Lake Avenue Suite 720 Pasadena, CA 91101	54	Managing Director, GWA Advisors, LLC and GWA Capital Partners LLC

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Name and Business Address	Age	Present Principal Occupation

Richard L. Leza, Sr. 2003 St. Julien Court Mountain View, CA 94043	58	Founder, Chairman and Chief Executive Officer, AI Research Corporation; Co-Founder, Past Chairman and Past President, Hispanic-Net

Pete Rodriguez 764 Montevion Drive Pleasanto, CA 94566	43	President and CEO of Xpedion Design Systems, Inc.

Guy W. Adams is the managing director of GWA Advisors, LLC and GWA Capital Partners LLC, which is the managing member of GWA Investments, LLC and the general partner of GWA Master Fund, L.P., where he has served since 2002. GWA Advisors, LLC is a private equity investment firm and a holding company for Mr. Adams’ private equity investments. GWA Investments, LLC is an investment fund investing in publicly traded securities managed by GWA Capital Partners LLC, a registered investment advisor. Prior to 2002, Mr. Adams was the President of GWA Capital, which he founded in 1996 to invest his own capital in public and private equity transactions, and a business consultant to entities seeking refinancing or recapitalization. Mr. Adams earned an MBA from Harvard Business School in 1984 and a Bachelor of Science in Petroleum Engineering from Louisiana State University in 1974.

Mr. Adams is currently a member of the board of trustees of Mercer International Inc., where he has served since August 2003 after he successfully waged a proxy contest. From July 2001 until May 2002, Mr. Adams served as a director of Lone Star Steakhouse & Saloon, Inc. (“Lone Star”) after unseating the CEO and Chairman of the Board in 2001 in a contested election.

Richard L. Leza, Sr. is the founder, chairman and chief executive officer of AI Research Corporation, an early stage venture capital firm specializing in the areas of business-to-business software, information technology, medical devices and medical analytical software applications. Mr. Leza has served in such position, which is his principal occupation and employment, since 1988. He is also the Co-Founder, past Chairman and past President of Hispanic-Net, a non-profit organization dedicated to creating a network of successful Hispanics that will improve and enhance Hispanic business and investment opportunities in technology. From 1998 to 2001, Mr. Leza was the Co-Founder, Chairman and CEO of CastaLink, Inc., a provider of a web-based supply chain collaboration solution which provided business process automation and real-time access to mission critical information among enterprises, their customers and suppliers. From 1997 to 1999, Mr. Leza served as co-founder, Chairman and CEO of NucleoTech Corporation, an application software company focused on developing, integrating and marketing a family of digital image-driven analytical DNA software solutions. From 1982 to 1988, he was co-founder, chairman and CEO of RMC Group, Inc., which provided management and research services for public and private technology companies.

Mr. Leza is a Board member of the Stanford Graduate School of Business Advisory Counsel and a three time member of Hispanic Business Magazines’ top 100 influential Hispanics in the United States. He is also a 2004 Telemundo Hispanic Business Salute Honoree and the recipient of the 2003 Rainbow/PUSH Coalition TrailBlazer Award. He is the author of various publications, writing on topics such as exporting, venture capital and developing business plans. Mr. Leza earned an MBA from Stanford University Graduate School of Business in 1978 and a Bachelor of Science in Civil Engineering from New Mexico State University in 1973.

Pete Rodriguez has nearly 20 years of engineering, sales and senior management experience in the semiconductor and electronics industry. He is currently President and CEO of Xpedion Design Systems, Inc., a private, VC-backed company focused on electronic design automation solutions for use in designing wireless communication circuits and systems.

Prior to joining Xpedion, Mr. Rodriguez held senior management positions in sales and marketing at Escalade Corporation up to its acquisition by Mentor Graphics (Nasdaq: MENT). He also held senior sales management positions at LSI Logic, as well as product management and process engineering positions at Aerojet

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Electronics, Teledyne Microwave, and Siliconix. Mr. Rodriguez holds an MBA from Pepperdine University, an MSEE from California Polytechnic University and a BS in chemical engineering from California Institute of Technology.

Each GWA Nominee has entered into an agreement with GWA Investments, LLC that provides that GWA Investments, LLC will indemnify and hold harmless such nominee from any and all damages, judgments, fines, settlements, losses and expenses incurred by such nominee resulting from any action, suit or proceeding based upon or arising from the solicitation of proxies to which this proxy statement relates and such director’s ongoing services as a director to the extent not otherwise indemnified by Exar, other than certain excluded losses.

Each of GWA’s Nominees, if elected, will be entitled to receive the compensation customarily paid by Exar to its directors, which is described in the Company’s Proxy Statement.

We have no reason to believe that any of the GWA Nominees will be disqualified or unwilling or unable to serve if elected. GWA reserves the right to nominate substitute persons if Exar makes or announces any changes to its Amended and Restated Certificate of Incorporation or Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the GWA Nominees. In addition, if Exar causes any additional directors to be voted upon at the 2005 Annual Meeting, GWA reserves the right to nominate additional persons to fill the added positions. Shares represented by GWA’s GOLD proxy cards will be voted for any such substitute or additional nominees of GWA.

Corporate Actions Proposed by the GWA Nominees

If elected to the Board of Directors, the GWA Nominees will endeavor to implement the following actions on behalf of the stockholders:

1.	Amend the Company’s By-Laws to require that the Chairman of the Board be a non-management director, defined as not having been a management member for the past three years;
2.	Amend the Company’s By-Laws to provide for a mandatory retirement policy for all members of the Board at age 70;
3.	Amend the Company’s By-Laws to provide that director nominees shall be elected only by the affirmative vote of the majority of votes cast at an annual meeting of stockholders;
4.	Amend the Company’s By-Laws to expressly prohibit the repricing of options, including any mechanism that achieves the same economic effect;
5.

Hire an independent consultant, reporting to the independent directors, to evaluate the Company’s annual R&D expenditure levels, given the strategic and competitive market conditions within the industry;

6.	Hire an independent investment banker, reporting to the independent directors, to evaluate ways to maximize stockholder value utilizing the Company’s strong cash position; and
7.

Hire an independent compensation consultant to advise and assist a special independent board committee with the review, evaluation and, if needed, reconsideration of the employment contracts with the key executives of the Company, including Donald L. Ciffone, Jr., Chairman of the Company’s Board of Directors.

DECLASSIFICATION OF BOARD OF DIRECTORS

GWA intends to submit the following proposal for consideration at the 2005 Annual Meeting:

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RESOLVED, that the Board take the necessary steps to declassify the Board and to require that all directors stand for election annually. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

We believe that the election of directors is the most powerful way that stockholders influence the strategic direction of a public company. Currently, the Board of Directors of Exar is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interests of Exar and its stockholders because it reduces accountability and is an unnecessary anti-takeover device. The elimination of the staggered board would require each director to stand for election annually. We believe that such annual accountability would serve to keep directors closely focused on the performance of top executives and on maximizing stockholder value. Concerns that the annual election of directors would have a destabilizing impact by leaving our company without experienced board members in the event that all incumbents are voted out are unfounded. In the event the owners should choose to replace the entire board, it would be obvious that the incumbent directors’ contributions are not valued.

A classified board of directors protects the incumbency of the board of directors and current management, which in turn limits accountability to stockholders. It is our belief that the Company’s corporate governance procedures and practices, and the level of management accountability they impose, are related to the financial performance of the company. We believe sound corporate governance practices, such as the annual election of directors, will impose the level of management accountability necessary to help insure that a good performance record continues over the long term.

Increasingly, classified boards like that of Exar’s have become unpopular in recent years. Institutional investors are calling for the end of this system. California’s Public Employees Retirement System, New York City pension funds, New York State pension funds and many other including the Counsel of Institutional Investors, and Institutional Shareholder Services, one of the most influential proxy evaluation services, support this position.

* * * * * *

GWA URGES YOU TO VOTE “FOR” THE GWA NOMINEES, AND “FOR” THE PROPOSAL TO URGE THE BOARD OF DIRECTORS TO TAKE THE NECESSARY STEPS TO DECLASSIFY THE BOARD, BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD (AND NOT TO RETURN ANY PROXY CARD SENT TO YOU BY EXAR).

VOTING PROCEDURES

To support the GWA Nominees, and the proposal to urge the Board of Directors to take the necessary steps to declassify the Board, at the 2005 Annual Meeting, please sign and date the enclosed GOLD proxy card and return it to D.F. King & Co., Inc. in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the 2005 Annual Meeting and vote in person. Only holders of common stock of Exar on the record date are entitled to vote at the 2005 Annual Meeting. The record date is September 9, 2005. The date of the 2005 Annual Meeting is October 27, 2005.

How do I vote in person?

If you own shares of common stock of Exar on the record date you may attend the 2005 Annual Meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question “What if I am not the record holder of my shares?”

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How do I vote by proxy?

To vote by proxy, you should complete, sign and date the enclosed GOLD proxy card and return it promptly in the enclosed postage-paid envelope.

To be able to vote your shares in accordance with your instructions at the 2005 Annual Meeting, we must receive your proxy as soon as possible but in any event prior to the shares being voted at the meeting.

What if I am not the record holder of my shares?

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You should receive a proxy card from your bank or broker, which you must return in the envelope provided in order to have your shares voted. If you need assistance, please contact our solicitor, D.F. King & Co., Inc., by telephone at 1-800-848-3416. Banks and brokers may call D.F. King collect at (212) 269-5550.

If you do not have record ownership of your shares and want to vote in person at the 2005 Annual Meeting, you may obtain a document called a “legal proxy” from the record holder of your shares and bring it to the 2005 Annual Meeting in order to vote in person. If you need assistance, please contact our solicitor, D.F. King & Co., Inc., by telephone at 1-800-848-3416. Banks and brokers may call D.F. King collect at (212) 269-5550.

What should I do if I receive a proxy card solicited by the incumbent Board of Directors of Exar?

If you submit a proxy to us by signing and returning the enclosed GOLD proxy card, do not sign or return the proxy card solicited by Exar’s incumbent Board of Directors or follow any voting instructions provided by Exar unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to Exar, you may revoke it and provide your support to the GWA Nominees by signing, dating and returning the enclosed GOLD proxy card.

What if I want to revoke my proxy?

If you give a proxy, you may revoke it at any time before it is voted on your behalf by:

•	submitting a duly executed new proxy bearing a later date; or
•	giving written notice of revocation to either D.F. King & Co., Inc. at 48 Wall Street, New York, New York 10005 or to Exar at 48720 Kato Road, Fremont, California 94538, Attn: Secretary; or
•	attending and voting in person at the 2005 Annual Meeting.

If you choose to revoke a proxy by giving written notice or by submitting a later-dated proxy to the Secretary of Exar, we would appreciate if you would assist us in representing the interests of stockholders on an informed basis by sending us a copy of your revocation or proxy or by calling D.F. King & Co., Inc. at 1-800-848-3416. Banks and brokers may call D.F. King collect at (212) 269-5550. Remember, your latest-dated proxy is the only one that counts.

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If I plan to attend the 2005 Annual Meeting, should I still submit a proxy?

Whether or not you plan to attend the 2005 Annual Meeting, we urge you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the 2005 Annual Meeting and vote.

Who can vote?

You are eligible to vote or to execute a proxy only if you own shares of common stock of Exar on the record date for the 2005 Annual Meeting. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the 2005 Annual Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares.

How many votes do I have?

With respect to each matter to be considered at the 2005 Annual Meeting, each stockholder will have one vote for each share of common stock of Exar held by it on the record date. Based on documents publicly filed by Exar, Exar has no outstanding voting securities other than its shares of common stock.

How will my shares be voted?

If you give an executed proxy on the accompanying GOLD proxy card, your shares will be voted as you direct. If you submit an executed proxy to us without instructions, our representative will vote your shares “FOR” the three GWA Nominees (as discussed in the “Election of Directors” section of this proxy statement) and “FOR” the proposal to urge the Board of Directors to take the necessary steps to declassify the Board (as discussed in the “Declassification of Board of Directors” section of this proxy statement) and will “ABSTAIN” with respect to other matters set forth in the Company’s Proxy Statement that are to be voted on by stockholders at the 2005 Annual Meeting, if any. Submitting a GOLD proxy card will, however, entitle our representative to vote your shares in accordance with his discretion on matters not described in this proxy statement that may arise at the 2005 Annual Meeting.

Our representative will not vote your shares to postpone or adjourn the meeting to solicit additional proxies or on any other matters precluded by the proxy rules.

Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

What is a quorum and why is it necessary?

Conducting business at the 2005 Annual Meeting requires a quorum. Stockholders representing a majority of the outstanding shares entitled to vote at the 2005 Annual Meeting represented in person or by proxy shall constitute a quorum.

What vote is required to approve each proposal and how will votes be counted?

According to the Company’s Bylaws, if a quorum is present, directors will be elected by the votes of a plurality of the shares present in person or by proxy and entitled to vote on the election of directors. All other matters shall be approved by the vote of a majority of the votes cast, excluding abstentions. Stockholders should be

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aware, however, that, even if approved by a majority of the votes cast, the proposal urging the Board of Directors to take the necessary steps to declassify the Board is non-binding on the Board and may not be implemented.

Required information concerning the necessary vote to approve any other matters being voted upon at the 2005 Annual Meeting and the effects, if any, of abstentions and broker non-votes on such other matters, are set forth in the Company’s Proxy Statement and, in accordance with Rule 14a-5(c) under the Exchange Act, reference is made to such proxy statement for such information.

How can I receive more information?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call D.F. King & Co., Inc. at 1-800-848-3416. Banks and brokers may call D.F. King collect at (212) 269-5550.

PROXY SOLICITATION AND EXPENSES

The solicitation to which this proxy statement relates is being made by the Participants. The Participants may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, telecopier, telegraph, electronic mail, Internet (World Wide Web) publication, television, radio and newspapers. No person identified above has or will receive compensation for soliciting proxies.

The Participants will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. GWA will reimburse those institutions for reasonable expenses that they incur in connection with forwarding our materials.

GWA has retained D.F. King & Co., Inc. to solicit proxies on its behalf in connection with the 2005 Annual Meeting. D.F. King may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 20 people in its efforts. GWA has agreed to reimburse D.F. King for its reasonable expenses (subject to certain limitations), to indemnify it against certain losses, costs and expenses, and to pay it fees of $25,000.

The entire expense of this proxy solicitation is being borne by GWA. GWA may, particularly if the GWA Nominees are elected to Exar’s Board of Directors, seek reimbursement of its direct, out-of-pocket expenses from Exar. GWA does not intend to seek stockholder approval of any such reimbursement.

In addition to the costs related to the engagement of D.F. King & Co., Inc., costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $275,000. To date, GWA has incurred approximately $125,000 in furtherance of its proxy solicitation.

INFORMATION ABOUT THE PARTICIPANTS

The GWA Entities and the GWA Nominees are participants in GWA’s solicitation of proxies for the 2005 Annual Meeting within the meaning of the federal securities laws. Information related to the Participants, including their beneficial ownership of Exar’s shares of common stock, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. Except as set forth on Annex A, none of the Participants is party to any commercial dealing with Exar or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each Participant was provided by that Participant.

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INFORMATION ABOUT EXAR

Based upon documents publicly filed by Exar, the mailing address of the principal executive offices of Exar is 48720 Kato Road, Fremont, California 94538.

Annex B sets forth information obtained from Exar’s public filings related to the beneficial ownership of shares of common stock of Exar and is incorporated in this proxy statement by reference.

Except as otherwise noted herein, the information in this proxy statement concerning Exar has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although GWA does not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of GWA, or for any failure by Exar to disclose events that may affect the significance or accuracy of such information.

OTHER MATTERS TO BE VOTED UPON

Submitting a GOLD proxy card will entitle the named proxy to vote your shares in accordance with his sole discretion on matters not described in this proxy statement that may arise at the 2005 Annual Meeting.

FUTURE STOCKHOLDER PROPOSALS

According to the Company’s Proxy Statement, proposals of stockholders that are intended to be presented at the Company’s 2006 annual meeting of stockholders must be received by the Company not later than May 25, 2006 in order to be included in the proxy statement and proxy relating to that annual meeting. Stockholders who wish to present a proposal for consideration at the Company’s 2006 annual meeting of stockholders but do not want such proposal included in the Company’s proxy statement must submit such proposals in accordance with the Company’s Bylaws and they must be received by the Company not later than May 25, 2006. Proposals received after that date will be considered untimely and may not be presented at the Company’s 2006 annual meeting of stockholders.

* * * * * *

GWA urges you to vote “FOR” the GWA Nominees, and “FOR” the proposal to urge the Board of Directors to take the necessary steps to declassify the Board, by signing, dating and returning the enclosed GOLD proxy card (and not to return any proxy card sent to you by Exar).

Questions or requests for additional copies of this proxy statement or if you need assistance in voting for the GWA Nominees, please contact our proxy solicitator:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Call Toll Free: (800) 848-3416

All Others Call Collect: (212) 269-5550

.

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ANNEX A

INFORMATION CONCERNING GWA AND OTHER

PARTICIPANTS IN ITS SOLICITATION OF PROXIES

The following persons are, or may be deemed, participants (the “Participants” and, each, a “Participant”) in the solicitation of proxies in support of electing the GWA Nominees to the Board of Directors of Exar: (i) the GWA Entities; and (ii) the GWA Nominees. The GWA Entities consist of GWA Investments, LLC, GWA Master Fund, L.P. and GWA Capital Partners LLC. The GWA Nominees are Guy W. Adams, Richard L. Leza, Sr. and Pete Rodriguez.

GWA Investments, LLC is a Delaware limited liability company and its principal place of business is Pasadena, California and its address is 55 South Lake Avenue, Suite 720, Pasadena, California 91101. GWA Master Fund, L.P. is a Cayman Islands limited partnership and its principal place of business is Pasadena, California and its address is 55 South Lake Avenue, Suite 720, Pasadena, California 91101. GWA Capital Partners LLC is a Delaware limited liability company and its principal place of business is Pasadena, California and its address is 55 South Lake Avenue, Suite 720, Pasadena, California 91101. The present principal occupation or employment of each GWA Nominee is described in this proxy statement under the heading “Election of Directors.”

Security Ownership

The Participants and their associates may be deemed to have beneficial ownership of shares of common stock of Exar as set forth below.

Name	Amount of Beneficial Ownership Through Options and Otherwise	Percent Of Class
GWA Investments, LLC	102,100(1)	*
GWA Master Fund, L.P.	147,900(2)	*
GWA Capital Partners LLC	250,000(3)(5)	*
Guy W. Adams	250,000(4)(5)	*
Richard L. Leza, Sr.	1,000	*
Pete Rodriguez	0	*

*less than 1%

(1)

98,100 of these shares have been hedged pursuant to a short sale against the box. Accordingly, up to 98,100 shares may be required to be delivered to cover such sale, thereby reducing the shares beneficially owned by GWA Investments, LLC to as few as 4,000.

(2)

141,900 of these shares have been hedged pursuant to a short sale against the box. Accordingly, up to 141,900 shares may be required to be delivered to cover such sale, thereby reducing the shares beneficially owned by GWA Master Fund, L.P. as few as 6,000.

(3)

GWA Capital Partners LLC is the managing member of GWA Investments, LLC and the general partner of GWA Master Fund, L.P., and as such may be deemed the beneficial owner of the shares held for the account of each of the GWA Entities.

(4)

Mr. Adams is the is the managing director of GWA Capital Partners LLC, which is the managing member of GWA Investments, LLC and the general partner of GWA Master Fund, L.P., and as such may be deemed the beneficial owner of the shares held for the account of each of the GWA Entities.

A-1

(5)

240,000 of these shares have been hedged pursuant to a short sale against the box. Accordingly, up to 240,000 shares may be required to be delivered to cover such sale, thereby reducing the shares beneficially owned to as few as 10,000.

No Participant and no associate of any Participant (within the meaning of the federal proxy rules) beneficially owns any securities of Exar other than shares of common stock described above. No Participant beneficially owns any securities of any parent or subsidiary of Exar. No Participant is a holder of record, but not beneficial owner, with respect to any securities of Exar.

Transactions in Exar’s Securities

Other than the transactions described below (and the transactions set forth in “Arrangements, Interests and Transactions” set forth below), no Participant has purchased or sold any securities of Exar in the past two years.

Transactions in Exar Shares of Common Stock by GWA
Date of Transaction	Nature of Transaction	Number of Shares of Common Stock of Exar
GWA Investments, LLC
January 6, 2005	Purchase	5,000
February 23, 2005	Purchase	2,500
March 9, 2005	Purchase	2,000
March 10, 2005	Purchase	2,000
March 11, 2005	Purchase	2,000
March 14, 2005	Purchase	4,000
March 15, 2005	Purchase	10,000
March 16, 2005	Purchase	8,000
March 17, 2005	Purchase	9,000
March 18, 2005	Purchase	8,000
March 21, 2005	Purchase	7,100
March 22, 2005	Purchase	6,500
March 23, 2005	Purchase	6,000
March 24, 2005	Purchase	2,000
March 28, 2005	Purchase	8,000
April 1, 2005	Purchase	2,000
April 4, 2005	Purchase	8,000
April 14, 2005	Purchase	4,000
April 15, 2005	Purchase	2,000
April 26, 2005	Purchase	4,000
		102,100

GWA Master Fund, L.P.
January 6, 2005	Purchase	5,000
February 23, 2005	Purchase	2,500
March 9, 2005	Purchase	3,000
March 10, 2005	Purchase	3,000
March 11, 2005	Purchase	3,000
March 14, 2005	Purchase	6,000
March 15, 2005	Purchase	15,000

A-2

Transactions in Exar Shares of Common Stock by GWA
Date of Transaction	Nature of Transaction	Number of Shares of Common Stock of Exar
March 16, 2005	Purchase	12,000
March 17, 2005	Purchase	12,000
March 18, 2005	Purchase	12,000
March 21, 2005	Purchase	10,631
March 22, 2005	Purchase	9,769
March 23, 2005	Purchase	9,000
March 24, 2005	Purchase	3,000
March 28, 2005	Purchase	12,000
April 1, 2005	Purchase	3,000
April 4, 2005	Purchase	12,000
April 14, 2005	Purchase	6,000
April 15, 2005	Purchase	3,000
April 26, 2005	Purchase	6,000
		147,900
Transactions in Exar Shares of Common Stock by GWA Capital Partners LLC and Guy W. Adams
NONE
Transactions in Exar Shares of Beneficial Ownership by Richard L. Leza, Sr.
March 21, 2005	Purchase	500
March 28, 2005	Purchase	500
Transactions in Exar Shares of Beneficial Ownership by Pete Rodriguez
NONE

Arrangements, Interests and Transactions

Except for the agreements entered into between the GWA Nominees and GWA described in GWA’s proxy statement under the heading “Election of Directors – Information on GWA Nominees,” and as set forth herein no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Exar, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

During the past year, each of the GWA Entities wrote 50 standard exchange-traded “put” rights with respect to Exar’s common stock, with an exercise price of $12.50 per share.  Such rights are no longer outstanding.

During the past year, GWA Capital Partners LLC, on behalf of the GWA Entities, hedged the following amounts of shares pursuant to short sales against the box: 90,000 shares on August 19, 2005, 75,000 shares on August 22, 2005 and 75,000 shares on August 23, 2005. Accordingly, up to 240,000 shares beneficially owned by the GWA Entities may be required to be delivered to cover the short sale, leaving the GWA Entities with as few as 10,000 shares beneficially owned in the aggregate. Notwithstanding the foregoing, GWA Capital Partners LLC may at any time in its discretion, on behalf of the GWA Entities, modify the short position of the GWA Entities, retain or sell shares beneficially owned, purchase additional shares or otherwise modify their respective positions.

A-3

No Participant, no associate of any Participant and no person who is a party to any arrangement or understanding pursuant to which a GWA Nominee is proposed to be elected has any arrangement or understanding with any person with respect to any future employment by Exar or its affiliates or with respect to any future transactions to which Exar or any of its affiliates will or may be a party.

GWA has an interest in the solicitation of proxies in support of the GWA Nominees from either direct or indirect beneficial ownership of the shares of common stocks of Exar. Participants who are GWA Nominees are expected to receive customary compensation from Exar in exchange for their services as directors, if elected. The GWA Nominees also have an interest in the solicitation through the agreements described in GWA’s proxy statement under the heading “Election of Directors.”

There has been no transaction or series of similar transactions since the beginning of Exar’s last completed fiscal year, and there is no currently proposed transaction or series of similar proposed transactions, to which Exar or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any Participant or any associate of any Participant had, or will have, a direct or indirect material interest.

Additional Information About the GWA Nominees

No GWA Nominee presently holds any positions with Exar. Other than the agreements described in GWA’s proxy statement under the heading “Election of Directors,” there is no arrangement or understanding between any GWA Nominee and any other person pursuant to which the GWA Nominee was selected as a nominee.

There is no family relationship (within the meaning of the federal securities laws) between any GWA Nominee and (i) any other GWA Nominee or (ii) any director of Exar, executive officer of Exar or person nominated by Exar to become a director or executive officer.

There is, and has been, no legal or other proceeding involving any GWA Nominee that is required to be disclosed under the federal proxy rules, except as follows.

In the Spring of 2001, Guy W. Adams ran for election to the board of directors of Lone Star. In connection therewith, Lone Star filed suit against Mr. Adams in federal district court in Wichita, Kansas alleging that certain statements made by him in the related proxy materials were inaccurate and seeking an injunction to, among other things, enjoin Mr. Adams from voting any proxies in the election. The court found that the proxy materials did contain certain misrepresentations and issued an order requiring Mr. Adams to amend such proxy materials so as to (i) update the claimed estimate of the level of stockholder support for Mr. Adams’ election and (ii) correct certain misstatements regarding Lone Star’s employment contracts with its management. Mr. Adams was not, however, required to re-solicit proxies or to re-circulate proxy materials, nor was he prevented from voting previously obtained proxies in the election. Thereafter, Mr. Adams made the required corrective disclosures and was elected to the board of directors of Lone Star. Upon a motion to dismiss submitted by Lone Star, and opposed by Mr. Adams, the court ordered the dismissal of the action following Mr. Adams’ election to the Lone Star board. As a result of the action by Lone Star in unilaterally dismissing the litigation, Mr. Adams did not have an opportunity to seek an appellate review of the district court’s findings regarding the sufficiency of his proxy materials.

No GWA Nominee (i) has any business relationship with Exar that is required to be disclosed by the federal proxy rules; (ii) has had any such relationship since the beginning of Exar’s most recently completed fiscal year; or (iii) has, since the beginning of Exar’s last completed fiscal year, been indebted to Exar or any of its subsidiaries in an amount that exceeds $60,000.

No GWA Nominee and no associate of any GWA Nominee has received any compensation from Exar as a director or executive officer of Exar. Had the GWA Nominees been directors of Exar and members of the compensation committee of Exar’s Board of Directors during Exar’s last completed fiscal year, there would have been no compensation committee interlocks within the meaning of the federal proxy rules.

A-4

Section 16(a) Beneficial Ownership Reporting Compliance

No GWA Nominee has failed to file reports related to Exar that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

A-5

THE FOLLOWING TABLE IS BASED ON INFORMATION PROVIDED IN THE COMPANY’S PROXY STATEMENT

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of September 7, 2005:

•	each stockholder who is known by the Company to own beneficially more than 5% of Common Stock;
•	each of the Company’s President and Chief Executive Officer and the Company’s other four most highly compensated Executive Officers as of March 31, 2005;
•	each of the Company’s Non-Employee Directors and the Director nominee; and
•	all of the Company’s Non-Employee directors and Executive Officers as a group.

Unless otherwise indicated, to the Company’s knowledge, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 35,140,127 shares of Common Stock outstanding as of September 7, 2005. In computing the number and percentage of shares beneficially owned by a person, shares of Common Stock subject to options currently exercisable, or exercisable within sixty (60) days of September 7, 2005, are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

	Beneficial Ownership (1)
Beneficial Owner	Number of Share	Percent of Total
Royce and Associates, LLC (2) 1414 Avenue of Americas New York, NY 10019	4,406,250	12.54%

Franklin Advisers, Inc (3) 1 Franklin Pkwy San Mateo, CA 94403	4,293,293	12.22%

T. Rowe Price Associates, Inc. (4) 100 E. Pratt Street Baltimore, MD 21202	3,195,000	9.09%

Westfield Capital Management Company LLC (5) One Financial Center Boston, MA 02111	2,815,944	8.01%

Dimensional Fund Advisors, Inc (6) 1299 Ocean Ave, 11th Floor Santa Monica, CA 90401	2,798,083	7.96%

Donald L. Ciffone, Jr. (7)	1,560,519	4.25%

Roubik Gregorian (7)	851,141	2.38%

Ronald W. Guire (7)	514,332	1.44%

B-1

Raimon L. Conlisk (7)	219,454	*

Frank P. Carrubba (7)	204,474	*

Mir B. Ghaderi (7)	177,816	*

Richard H. Koppes	0	—

Richard Previte (7)	167,402	*

Thomas R. Melendrez (7)	164,941	*

John S. McFarlane (7)	22,324	*

Oscar Rodriguez	0	—

Thomas H. Werner (7)	18,000	*

All Executive Officers and Non-Employee Director as a group (12 persons) (8)	4,392,687	12.50%

*	Represents beneficial ownership of less than one percent of the Common Stock.

(1) This table is based on information supplied by the Executive Officers, Directors, Director nominees and principal stockholders and Schedules 13G and 13G(A) filed with the SEC. The Company conducted a modified Dutch Auction self-tender offer, which expired on August 23, 2005. If a Stockholder tendered shares of Company Common Stock in such self-tender offer, then the number of shares beneficially owned by such Stockholder may be less than the number disclosed in this table.

(2) Based on Schedule 13G filed with the SEC on February 3, 2005. Royce and Associates, LLC has sole voting power and sole dispositive power with respect to 4,406,250 shares.

(3) Based on Schedule 13G filed with the SEC on January 11, 2005. Franklin Advisors, Inc. has sole voting power and sole dispositive power with respect to 2,818,100 shares. Franklin Templeton Portfolio Advisors, Inc. has sole voting power and sole dispositive power with respect to 1,475,193 shares.

(4) Based on Schedule 13G filed with the SEC on February 14, 2005. T. Rowe Price Associates, Inc. has sole voting power with respect to 1,082,200 shares and sole dispositive power with respect to 3,195,000 shares.

(5) Based on Schedule 13G filed with the SEC on March 4, 2005. Westfield Capital Management has sole voting power with respect to 2,495,044 shares and sole dispositive power with respect to 2,815,944 shares.

(6) Based on Schedule 13G filed with the SEC on February 10, 2005. Dimensional fund Advisors, Inc. has sole voting power and sole dispositive power with respect to 2,798,083 shares.

(7) Includes shares which certain directors and executive officers have the right to acquire within sixty (60) days after September 7, 2005, pursuant to outstanding options as follows: Donald L. Ciffone, Jr., 16,667 shares; Roubik Gregorian, 33,334 shares; Ronald W. Guire, 14,000 shares; Thomas R. Melendrez, 10,000 shares; Mir B. Ghaderi, 14,000 shares; Raimon L. Conlisk, 1,875 shares; Frank P. Carrubba, 1,875 shares; Richard Previte, 1,875 shares.

(8) Includes 116,376 shares issuable upon exercise of outstanding options exercisable within 60 days after September 7, 2005.

B-2

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GOLD PROXY CARD	APPENDIX

EXAR CORPORATION

PROXY FOR THE 2005 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY THE GWA ENTITIES AND

NOT BY THE BOARD OF DIRECTORS OF EXAR CORPORATION

The undersigned stockholder of EXAR CORPORATION hereby appoints Guy W. Adams (or his appointed designee) as attorney and proxy, with power of substitution and revocation, to represent the undersigned at the 2005 Annual Meeting of Stockholders of EXAR CORPORATION to be held on such date, and at such place and time as EXAR CORPORATION determines, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein.

This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted “FOR” the nominees identified on the reverse side.

(Continued and to be signed on the reverse side)	See reverse side

THE GWA ENTITIES RECOMMEND A VOTE “FOR” THE NOMINEES LISTED BELOW.

1.	Election of Directors.

To elect three (3) directors to hold office until the 2008 Annual Meeting of Stockholders or until their successors are duly elected and qualified, or until such director’s earlier death, resignation or removal.

NOMINEES: (01) Guy W. Adams, (02) Richard L. Leza, Sr. and (03) Pete Rodriguez

☐ FOR NOMINEES ☐ WITHHELD FROM NOMINEES

THE GWA ENTITIES RECOMMEND A VOTE “FOR” THE PROPOSAL SET FORTH BELOW.

2.	Proposal Regarding Declassification of Board of Directors

☐ FOR ☐ AGAINST ☐ ABSTAIN

3.	Other Matters.

IN HIS DISCRETION, THE PROXY IS AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF AND IS UNKNOWN TO THE GWA ENTITIES AND ITS REPRESENTATIVE A REASONABLE TIME BEFORE THE COMMENCEMENT OF THE GWA ENTITIES’ SOLICITATION OF PROXIES.

Date ____________________________, 2005

____________________________________________________
Signature (Please sign exactly as your name appears to the left)

____________________________________________________
Additional Signature (if held jointly)

_______________________________________
Title

Please sign exactly as your name appears above. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the 2005 Annual Meeting of Stockholders of EXAR CORPORATION, and any adjournment, postponement or rescheduling thereof.